February 8, 2008
By EDGAR
Ms. Pamela A. Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Heritage-Crystal Clean, Inc.
Registration Statement on Form S-1
File No. 333-143864
Ladies and Gentlemen:
On behalf of our client, Heritage-Crystal Clean, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated February 5, 2008, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 referenced above to address the Staff’s comments and is supplementally providing you with three copies of Amendment No. 5, which are marked to show changes against Amendment No. 4 (“Amendment No. 4”) to its Registration Statement on Form S-1 referenced above.
General
Comment 1. As appropriate, consider applicable requirements for updating the financial statements.
     Response. The Company acknowledges the Staff’s comment and will consider applicable requirements for updating the financial statements in subsequent amendments to the Registration Statement. The Company intends to amend the Registration Statement to include audited financial statements for its fiscal year ended December 29, 2007 in the prospectuses that are circulated to potential investors.
Comment 2. We note the responses to prior comments 5, 10, and 13 and will review the exhibits when HCCI files them by amendment to the registration statement.
     Response. The Company acknowledges the Staff’s comment and will file the documents referenced in prior comments 5, 10, and 13 as exhibits to a subsequent amendment to the

Ms. Pamela A. Long
February 8, 2008

Registration Statement, and, after filing such exhibits, will allow the Staff sufficient time to review the exhibits before requesting acceleration of the Registration Statement’s effectiveness.
Executive Compensation Tables, page 58
Comment 3. Revised disclosure indicates that HCCI removed disclosure for the fiscal year ended December 30, 2006 in response to prior comment 8. Since HCCI provided information for the fiscal year ended December 30, 2006 previously in response to a Commission filing requirement, HCCI is required to include disclosure for both the fiscal year ended December 30, 2006 and the fiscal year ended December 29, 2007 in the registration statement. See instruction 1 to Item 402(c) of Regulation S-K, and revise.
     Response. The Company has revised the Summary Compensation Table and the related footnotes to include disclosure for both the fiscal year ended December 30, 2006 and the fiscal year ended December 29, 2007 in accordance with instruction 1 to Item 402(c) of Regulation S-K. Please see page 58 of the prospectus included in Amendment No. 5.
Summary Compensation Table, page 58
Comment 4. Revised footnote (2) to the table states that the bonus determination for the bonus earned in the fiscal year ended December 29, 2007 is expected to be completed in March 2008. Confirm that when the bonus is determined, HCCI will disclose the bonus amount in a filing under Item 5.02(f) of Form 8-K if the registration statement is already effective. Note that Item 5.02(f) of Form 8-K requires also a new total compensation recalculation to reflect that bonus information. See section III.A.2. of Release No. 34-54302A.
     Response. The Company intends to amend the Registration Statement to include the bonus amount and the recalculated total compensation information for fiscal 2007 in the prospectuses that are circulated to potential investors. To the extent the bonus determination for the bonus earned in the fiscal year ended December 29, 2007 is not completed prior to the Registration Statement being declared effective, the Company will disclose the bonus amount and the recalculated total compensation information in a filing under Item 5.02(f) of Form 8-K once such determination has been made.
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Ms. Pamela A. Long
February 8, 2008

     Please call the undersigned if you have any questions or additional comments.
Very truly yours,

/s/ Heidi J. Steele

Heidi J. Steele

cc:	Joseph Chalhoub
Greg Ray
Larry A. Barden

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